EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on August 12, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2025;

(b)
Consolidated Statements of Financial Position as at June 30, 2025 and December 31, 2024 in connection with the Company’s press release;

(c)
Declaration of a regular cash dividend of P48.00 per outstanding share of Common Stock of the Company payable on September 10, 2025 to the holders of record as of August 28, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of dividend declared;

(d)
Declaration of a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending September 15, 2025 and payable on September 15, 2025 to the holder of record as of August 26, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared; and

(e)
Declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending October 15, 2025 and payable on October 15, 2025 to the holder of record as of September 15, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

30

August 12, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2025.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 12, 2025, the Board approved the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2025.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 12, 2025

CONSOLIDATED GROSS SERVICE REVENUES ROSE 3%
TO ₱106.3 B IN 1H 2025

NET SERVICE REVENUES STABLE AT ₱97.1 B

NET SERVICE REVENUES UP 3% (EXCLUDING LEGACY DRAG)

DATA/BROADBAND ACCOUNT FOR 85% OF SERVICE REVENUES, AT ₱82.2B

CONSOLIDATED EBITDA 3% HIGHER AT ₱55.5 B

EBITDA MARGIN STEADY AT 52%

1H 2025 TELCO CORE INCOME AT ₱17.2 B

CORE INCOME UP 1% ON YEAR AT ₱17.6 B

INDIVIDUAL WIRELESS REVENUES AT ₱42.3 B

MOBILE DATA REVENUES STEADY AT ₱37.4 B

ACTIVE MOBILE DATA USERS AT 41.6 M

FIBER-ONLY REVENUES ROSE 7% TO ₱29.5 B

FIBER MADE UP 97% OF TOTAL HOME REVENUES OF ₱30.4 B

ENTERPRISE REVENUES AT ₱23.5 B

CORP DATA/ICT REVENUES AT ₱17.4 B

PLDT SECURED SPOT IN INAUGURAL FORTUNE SOUTHEAST ASIA 500

PLDT SUBMITS COMMUNICATION ON PROGRESS

TO THE UNITED NATIONS GLOBAL COMPACT

PLDT INCLUDED IN FTSE4GOOD INDEX SERIES –

ESG SCORE HIGHER THAN AVERAGE OF GLOBAL TELCO INDUSTRY

AND MOBILE TELECOMS SECTOR

PLDT’S ₱2-B SOCIAL LOAN WINS THE ASSET MAGAZINE’S ‘SOCIAL INFRASTRUCTURE DEAL OF THE YEAR’ AWARD

PLDT PARTNERS WITH MPOWER TO INCREASE ACCESS

TO RENEWABLE ENERGY SOURCES

MANILA, Philippines 12th August 2025 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported a 3% rise (₱2.9 billion) in Gross Service Revenues to ₱106.3 billion, while Consolidated Service Revenues (net of interconnect costs) held steady at ₱97.1 billion in the first six months of 2025. Data and broadband, which grew by ₱1.3 billion to ₱82.2 billion, accounted for 85% of Consolidated Service Revenues. Excluding legacy drag, Consolidated Service Revenues were higher by 3% year-on-year.

Consolidated EBITDA grew by 3%, or ₱1.6 billion to ₱55.5 billion in the same period. EBITDA margin remained steady at 52% despite pressures from rising costs, which were tightly managed.

Telco Core Income, which excludes the impact of asset sales and gains from Maya Innovations Holdings, reached ₱17.2 billion, lower by 4% or ₱0.8 billion from the same period last year. However, overall core income edged up Year on Year at ₱17.6 billion supported by Maya’s positive contribution. For the first half of 2025, PLDT’s equity share in Maya’s core income stood at ₱406 million, a ₱1.1 billion reversal from last year’s losses. Reported Income for the first half of 2025 was at ₱18.1 billion, softening by 1%.

“Our results for the first half of 2025 show the resilience of our business and the strength of our people. We continue to invest in the future — expanding our network, enhancing customer experience, and driving innovation across our businesses. In a challenging environment, we remain committed to delivering value to our customers, shareholders, and the country,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO.

Consolidated Net Debt as of end-June 2025 amounted to ₱282.6 billion, while Net Debt-to-EBITDA stood at 2.57x. Gross Debt was at ₱293.8 billion, with maturities well spread out. 13% of Gross Debt is denominated in U.S. dollars while 5% of total debt is unhedged. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

PLDT was recognized in the inaugural 2025 Fortune Southeast Asia 500, securing the 95th spot among the region’s largest companies ranked by revenue. PLDT’s inclusion in this list highlights the company’s continued leadership and operational excellence in the telecommunications industry, reflecting its strong financial performance, strategic growth, and sustained commitment to delivering value to stakeholders.

Individual Wireless: 5G drives growth

PLDT’s Individual Wireless segment generated revenues of ₱42.3 billion in the first six months of 2025, maintaining resilience amid competitive market dynamics.

Data revenues held steady year-on-year at ₱37.4 billion. Mobile data now constitutes 89% of the segment’s total revenues, reflecting the continuing trend towards digital lifestyles.

Active data users stood at 41.6 million at the end of June 2025. Additionally, mobile data traffic saw healthy growth, rising by 5% year-on-year, driven by 5G growth.

5G momentum surged, with traffic up 84% from the same period last year while 5G devices jumped 46% quarter-on-quarter. The lift was driven by efforts at 5G network expansion, 5G device adoption and 5G usage offers.

PLDT's wireless subscriber base remains strong, with Smart and TNT serving over 59 million mobile subscribers as of end-June 2025.

PLDT Home: Continued growth driven by Fiber business

PLDT Home continued its strong performance in the first half of 2025, maintaining leadership in the Fixed Broadband market. Home’s fiber-only revenues reached ₱29.5 billion, reflecting a solid 7% year-on-year growth, or ₱2.0 billion higher than the same period in 2024. Fiber now contributes 97% of PLDT Home’s total revenues of ₱30.4 billion, up from 92% a year ago.

PLDT Home delivered the highest average revenue per user (ARPU) in the industry at ₱1,485, underscoring strong customer loyalty and trust, as well as sustained value delivery.

Subscriber growth remained robust, with total fiber subscribers reaching 3.53 million as of end-June 2025. This was driven by 169k fiber net additions during the period. Notably, well over 80% of new customers chose higher-value broadband plans, reflecting Filipino households’ growing appetite for premium connectivity.

PLDT Home continues to expand its reach through Fiber Prepaid, widening Filipinos’ access to a reliable and unlimited fiber service that fits their budget. This segment has seen encouraging early traction, particularly in high-density urban communities and emerging cities.

Complementing these efforts is PLDT Home’s “Always On” broadband service - a next generation fiber service designed to keep customers connected during unplanned fiber outages.

PLDT Home’s continued momentum is likewise fueled by the ongoing expansion of its fiber footprint, increasing demand for high-speed connectivity, and the growing popularity of value-added offers that elevate the customer experience.

PLDT Enterprise: Enabling Digital Readiness with Scalable Network and AI-Powered Solutions

PLDT Enterprise, the corporate business group of PLDT, posted revenues of ₱23.5 billion in the first half of 2025, driven by strong demand for connectivity and integrated ICT solutions across corporations, public sector entities, and MSMEs.

Fixed data services grew with strong deal closures, particularly in SDWAN, which rose 19% as enterprises embraced secure network architectures. International data revenues also increased by 7%, with global hyperscalers scaling operations in the Philippines to meet regional demand.

Wireless revenue gains were driven by a 23% increase in messaging solutions, reflecting ongoing digital transactions, and IoT revenues, which grew by 19% as enterprises adopted connected solutions for enhanced operational visibility and decision-making.

ePLDT and VITRO Inc. recorded ₱3.1 billion in combined revenues, a 15% increase from the previous year. ePLDT’s growth was fueled by demand for multi-cloud and cybersecurity solutions across key sectors.

This year, ePLDT launched its GPU-as-a-Service (GPUaaS) offering to address the AI infrastructure gap, hosted locally at VITRO Sta. Rosa, the country’s first AI-ready hyperscale data center. VITRO also saw a 36% increase in colocation revenues, driven by financial institutions, public sector clients, and hyperscalers.

PLDT is also deploying Mobile Private Networks (MPNs) for mining, logistics, and manufacturing clients to enhance safety and connectivity. The company is piloting 5G Standalone (SA) technologies, including network slicing and low-latency edge applications.

PLDT Enterprise likewise joined the GSMA Open Gateway initiative, achieving certification for Number Verification APIs, which help advance fraud protection beyond one-time password (OTP) systems.

Additionally, PLDT continued its collaboration with Multisys Technologies, driving a 10% year-on-year growth in software-integrated solutions. These solutions, including enterprise portals and business support systems, empower organizations to modernize their operations and scale efficiently in an increasingly digital landscape.

Network

The PLDT Group’s fiber footprint remains the most extensive in the Philippines at around 1.2 million cable kilometers. Homes passed reached 19.01 million in 74% of the country’s towns and 91% of total provinces. Smart’s combined 5G/4G network covers around 97% of the population.

In March 2025, PLDT launched its Davao Cable Landing Station to support incoming international cable systems. The station will accommodate the APRICOT system. APRICOT is designed to improve network resiliency by avoiding the seismically active Luzon Strait and Bashi Channel. It features two new Philippine landing points—Baler in the North and Davao in the South—supported by newly constructed cable landing stations. Once fully operational, APRICOT is expected to increase PLDT’s international capacity by up to 33%, bringing total capacity to over 140 Tbps. This expansion enhances the geographic diversity, resilience, and throughput of the company’s global connectivity ecosystem.

Capex for the first half of 2025 amounted to ₱27.4 billion, compared with ₱35.1 billion in the previous year. Capex intensity ratio (capex as a percentage of service revenues) landed at 26%, versus 34% in the same period last year. Full-year Capex guidance is now lower at ₱63 billion (originally ₱68–73 billion) due to more favorable pricing and successfully negotiated terms with vendors.

Strong Ecosystem Play Drives Maya’s Sustained Growth and Profitability

Maya, the Philippines’ leading fintech ecosystem, delivered sustained growth and profitability in the second quarter of 2025, fueled by its unique integration of digital banking, payments, and credit across consumer and enterprise segments.

As of end-June 2025, Maya’s bank customer base reached 8.2 million (+101% YoY), with deposits rising to ₱50.4 billion (+54% YoY). Loan disbursements hit ₱32 billion in Q2 2025 alone (+147% YoY), bringing total disbursals to ₱152 billion since the launch of Maya Bank. Maya posted a net income of ₱582 million in Q2 2025—a 60% increase vs. Q1 and a strong turnaround from ₱739 million net loss in Q2 2024—driven by sustained topline growth and disciplined OPEX management.

Maya continues to use the full potential of its ecosystem to build momentum. A key milestone is the recent full launch of Maya Black, a premium digital credit card, alongside Maya Black Preferred, a merchant-linked rewards program now spanning 600 merchant doors nationwide. Users earn up to 10x rewards when spending within the ecosystem—driving deeper engagement for consumers and businesses alike. Maya is the first and only digital bank in the Philippines to offer credit cards and has issued over 230,000 cards since August 2024—many to first-time cardholders.

Maya is also expanding credit access through partnerships with Landers, Pepsi-Cola Products Philippines, Inc., Tala, and JuanHand—leveraging its digital banking infrastructure to reach more consumers, agents, and MSMEs.

Separately, Maya’s strategic collaboration with Philippine Airlines continues to enhance the customer experience by providing more seamless travel and loyalty benefits within the app.

On the enterprise front, Maya remains the #1 merchant acquirer in the country, leading in both card payment processing and QRPH person-to-merchant payments. Its Maya Business platform continues to serve large enterprises and MSMEs with unified tools for payment acceptance, deposits, and loans.

Maya expects to see continued momentum in bringing financial inclusion to the Filipinos in the second half of 2025.

Sustainability

The PLDT Group advanced its environmental, social, and governance (ESG) commitments in the first half of 2025, focusing on measurable impact and strong partnerships.

PLDT earned its sixth consecutive inclusion in the FTSE4Good Index Series, with scores exceeding global telecommunications averages. It also won the local showcase of the United Nations Global Compact (UNGC) Sustainable Development Goals Innovation Accelerator and received “Social Infrastructure Deal of the Year” from Asset Magazine for its ₱2-billion social loan funding fiber expansion to underserved municipalities.

Following the release of its 2024 Annual and Sustainability Report, PLDT also published Human Rights, Gender Equality, and Materiality and Impact Assessment reports—reinforcing transparency and alignment with global best practices.

Across the MVP Group, synergies are driving operational efficiency and decarbonization. Through a collaboration with Meralco’s retail electricity unit MPower, PLDT is increasing renewable energy sourcing for network sites and key facilities nationwide. Its reforestation program with Maynilad continues to restore critical watersheds, supporting water security and biodiversity. Nationwide, PLDT’s e-waste program has recovered over 26 metric tons since 2023.

The Group actively engages in government and multi-sector programs. With the Department of Environment and Natural Resources, PLDT participates in national biodiversity conservation efforts. In climate resilience, it supports the Department of Science and Technology’s hazard-based forecasting and early warning initiatives.

On child protection, PLDT and Smart were recognized by SaferKidsPH and the Australian Embassy for programs combating online sexual exploitation of children (OSAEC), complemented by ongoing work with the Department of Justice to strengthen national strategies and industry safeguards.

PLDT also deepened its commitment to diversity and inclusion as a Governing Council member of the Philippine Business Coalition for Women Empowerment, promoting women’s economic participation and inclusive workplace practices.

Through these initiatives, PLDT integrates sustainability into its core operations—driving shared value, advancing national priorities, and helping build a more resilient and inclusive digital future for the Philippines.

In the first half of 2025, the PLDT Group advanced programs in internet safety, disaster resilience, education, livelihood, and inclusion—benefiting thousands of Filipinos nationwide.

Cybersecurity and child online protection campaigns reached schools and communities, while disaster resilience efforts strengthened emergency communications planning in key regions. Education initiatives brought digital tools and teacher training to underserved learners. The company likewise supported the Department of Education's nationwide rollout of the CVIF-Dynamic Learning Program, an innovative teaching strategy that promotes independent learning.

The new AI in a Box program introduced AI tools to over 1,100 people from diverse sectors, while livelihood projects equipped farmers and women leaders with skills to grow in the digital economy.

Conclusion

“As we look ahead, our focus is on strengthening our business so it can better serve the country’s progress. Every improvement we make—whether in efficiency, innovation, or coverage—is part of the larger work of empowering communities and supporting the Philippines’ growth in a fast-moving world,” said Pangilinan.

X X X

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles	Sarah Azucena-Reodica
pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

COVER SHEET

SEC Registration Number

P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E
M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment 326,937 318,069
39,111

As at June 30, 2025 and December 31, 2024 (in million pesos)

Right-of-use assets	40,473
Investments in associates and joint ventures	52,991	52,764
Financial assets at fair value through profit or loss	1,101	1,101
Debt instruments at amortized cost – net of current portion	350	370
Investment properties	5,535	3,000
Goodwill and intangible assets	64,396	64,464
Deferred income tax assets – net	10,906	14,643
Derivative financial assets – net of current portion	393	385
Prepayments and other nonfinancial assets – net of current portion	59,078	61,929
Contract assets – net of current portion	361	485
Other financial assets – net of current portion	2,981	3,126
Total Noncurrent Assets	565,502	559,447
Current Assets
Cash and cash equivalents	10,837	10,011
Short-term investments	10	136
Trade and other receivables	31,215	31,612
Inventories and supplies	2,473	3,306
Current portion of contract assets	1,326	1,401
Current portion of derivative financial assets	8	30
Current portion of debt instruments at amortized cost	20	25
Current portion of prepayments and other nonfinancial assets	10,573	9,975
Current portion of other financial assets	756	831
	57,218	57,327
Assets classified as held-for-sale	6,899	6,501
Total Current Assets	64,117	63,828
TOTAL ASSETS	629,619	623,275

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	41,854	33,901
Other comprehensive loss	(42,996)	(43,892)
Total Equity Attributable to Equity Holders of PLDT	124,268	115,419
Noncontrolling interests	1,143	1,316
TOTAL EQUITY	125,411	116,735

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2025 and December 31, 2024 (in million pesos)

	June30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	269,284	258,246
Leaseliabilities – net of currentportion	47,896	46,703
Deferred incometax liabilities – net	47	60
Customers’ deposits	2,005	2,046
Pension and other employee benefits	3,879	3,548
Deferred credits and othernoncurrent liabilities	7,013	7,475
Total Noncurrent Liabilities	330,124	318,078
Current Liabilities
Accounts payable	60,398	66,722
Accrued expenses and othercurrent liabilities	78,621	85,488
Current portion of interest-bearing financial liabilities	22,529	23,340
Current portion of leaseliabilities	7,869	7,335
Dividends payable	2,026	2,005
Current portion of derivative financial liabilities	526	97
Income tax payable	540	1,860
	172,509	186,847
Liabilities associated with assets classified as held-for-sale	1,575	1,615
TotalCurrent Liabilities	174,084	188,462
TOTAL LIABILITIES	504,208	506,540
TOTAL EQUITY AND LIABILITIES	629,619	623,275

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2025 and 2024

(in million pesos, except earnings per common share amounts which are in pesos)

NET INCOME	18,178	18,517	9,114	8,624

Equity holders of PLDT	18,137	18,413	9,112	8,589

18,178	18,517	9,114	8,624

For the Six Months Ended			Three Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	106,308	103,443	52,887	51,248
Non-service revenues	3,266	4,140	1,410	2,111

Add: Interconnection costs	9,187	6,546	4,723	3,055

109,574 107,583 54,297 53,359

EXPENSES
General operating costs	37,972	39,745	19,121	20,469
Depreciation and amortization	26,043	24,281	13,042	12,639
Cost of devices, accessories and contract-specific services	5,958	6,845	2,592	3,592
Asset impairment	1,868	2,049	1,001	1,090
Total expenses before interconnection costs	71,841	72,920	35,756	37,790

	81,028	79,466	40,479	40,845

	28,546	28,117	13,818	12,514

OTHER EXPENSES — NET	4,868	3,814	1,944	1,403

INCOME BEFORE INCOME TAX	23,678	24,303	11,874	11,111
PROVISION FOR INCOME TAX	5,500	5,786	2,760	2,487

ATTRIBUTABLE TO:

Noncontrolling interests	41	104	2	35

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	83.81	85.09	42.10	39.69
Diluted	83.81	85.09	42.10	39.69

(Php in mn)	PLDT Consolidated
	First Half
	2025	2024	% Change
Total revenues	109,574	107,583	2%
Service revenues (a)	106,308	103,443	3%
Expenses (b)	81,028	79,466	2%
Expenses excluding MRP and Interconnection costs	71,042	71,575	(1%)
MRP and Interconnection costs	9,986	7,891	27%
EBITDA (c)	55,532	53,936	3%
EBITDA Margin	52%	52%
Income before Income Tax	23,678	24,303	(3%)
Provision for Income Tax	5,500	5,786	(5%)
Net Income - Attributable to Equity Holders of PLDT	18,137	18,413	(1%)
Telco Core Income (d)	17,220	18,014	(4%)

(a) Service Revenues, gross of interconnection costs Service Revenues, gross of interconnection costs	106,308	103,443	3%
Interconnection costs	9,187	6,546	40%
Service Revenues, net of interconnection costs	97,121	96,897	-

(b) Expenses include Interconnection Costs and MRP expenses

(c) EBITDA excluding the impact of MRP

(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, and share in Maya Innovations Holdings gains (losses)

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jingay N. Nograles Sarah Azucena-Reodica

pldt_ir_center@pldt.com.ph corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

August 12, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a regular cash dividend of P48.00 per outstanding share of Common Stock of the Company payable on September 10, 2025 to the holders of record as of August 28, 2025.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 12, 2025, the Board declared a regular cash dividend of P48.00 per outstanding share of Common Stock of the Company payable on September 10, 2025 to the holders of record as of August 28, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 12, 2025

August 12, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 12, 2025, the Board declared a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending September 15, 2025 and payable on September 15, 2025 to the holder of record as of August 26, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 12, 2025

August 12, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Voting Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of July 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 12, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 12, 2025, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending October 15, 2025 and payable on October 15, 2025 to the holder of record as of September 15, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 12, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : August 12, 2025